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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMCON Distributing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02341Q106
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02341Q106	Page	2	of	19

1	NAMES OF REPORTING PERSONS: Draupnir Capital, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		146,842[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,842[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

146,842[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock at a price of $13.62 per share.

[2]	The percentage reported in row (13) is calculated based upon 673,904 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 146,842 shares of Common Stock issuable upon conversion of the Reporting Person’s Series C Convertible Stock.

CUSIP No.	02341Q106	Page	3	of	19

1	NAMES OF REPORTING PERSONS: Draupnir, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,330[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,330[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,330[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by its subsidiary, at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock at a price of $30.31 per share.

[2]	The percentage reported in row (13) is calculated based upon 723,392 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 196,330 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A and Series C Convertible Preferred Stock.

CUSIP No.	02341Q106	Page	4	of	19

1	NAMES OF REPORTING PERSONS: The Lifeboat Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Illinois

	7	SOLE VOTING POWER:

NUMBER OF		37,849

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,849

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	37,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	5	of	19

1	NAMES OF REPORTING PERSONS: Allen D. Petersen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		201,687[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,291[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		201,687[1]

WITH	10	SHARED DISPOSITIVE POWER:

10,291[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

211,978[1,2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 146,842 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 80,000 shares of Series C Convertible Stock, held by Draupnir Capital, LLC (controlled by the Reporting Person), at a price of $13.62 per share and 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Stock, held by Draupnir, LLC (controlled by the Reporting Person), at a price of $30.31 per share, for which the Reporting Person has sole dispositive and voting power, 3,117 shares of Common Stock for full exercise of all options held by the Reporting Person and 2,240 shares of Common Stock held by the 2003 Allen D. Petersen Irrevocable Trust, over which Mr. Petersen has sole voting power as sole trustee.

[2]	The amounts reported in rows (8) and (10) comprise 10,291 shares held in the name of AMCON Corporation, in which the Reporting Person beneficially owns 30% of the total outstanding equity, and together with William F. Right shares dispositive and voting control over such shares.

[3]	The percentage reported in row (13) is calculated based upon 726,509 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005, 196,330 shares of Common Stock issuable upon conversion of Series A and Series C Convertible Preferred Stock deemed to be beneficially owned by the Reporting Person and 3,117 shares of Common Stock issuable on full exercise of all options held by the Reporting Person.

CUSIP No.	02341Q106	Page	6	of	19

1	NAMES OF REPORTING PERSONS: 2003 Allen D. Petersen Irrevocable Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,240

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,240

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,240

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	7	of	19

1	NAMES OF REPORTING PERSONS: William F. Wright

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		155,163[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,291[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		155,163[1]

WITH	10	SHARED DISPOSITIVE POWER:

10,291[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

165,454[1,2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 32,992 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 40,000 shares of Series A Convertible Preferred Stock at a conversion rate of $30.31 per share, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

[2]	The amounts reported in rows (8) and (10) comprise 10,291 shares held in the name of AMCON Corporation, in which the Reporting Person beneficially owns 35% of the total outstanding equity, and together with Allen D. Petersen shares dispositive and voting control over such shares.

[3]	The percentage reported in row (13) is calculated based upon 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 32,992 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

CUSIP No.	02341Q106	Page	8	of	19

1	NAMES OF REPORTING PERSONS: Jeremy W. Hobbs

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		128

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		128

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

CUSIP No.	02341Q106	Page	9	of	19

1	NAMES OF REPORTING PERSONS: Christopher H. Atayan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		55

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	55

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	The percentage reported in row (13) is calculated based upon 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005.

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the formation of a group (the “Group”) for purposes of Section 13(d) of the Exchange Act, by each of the Reporting Persons (as defined in Item 2 below) for purposes of joining together as a Group in regard to certain decisions with respect to their ownership interests in AMCON Distributing Company, a Delaware corporation (“AMCON”).1 Many of these elements were previously described in the Schedule 13D filed by Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“DCL”), The Lifeboat Foundation, an Illinois not-for-profit corporation (“Lifeboat”), the 2003 Allen D. Petersen Irrevocable Trust (the “Petersen Trust”) and Allen D. Petersen (“Mr. Petersen”), on March 10, 2006, with respect to the acquisition of Series C Convertible Preferred Stock, convertible into shares of common stock of AMCON, (the “Common Stock”), and this Statement shall serve as an amendment to such Schedule 13D. AMCON’s principal offices are located at 7405 Irvington Road, Omaha, NE 68122. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than as set forth in Item 5 below.
Item 2. Identity and Background.
This Statement is being filed on behalf of Draupnir, DCL, Lifeboat, Mr. Petersen, the Petersen Trust, Jeremy W. Hobbs (“Mr. Hobbs”), William F. Wright (“Mr. Wright”) and Christopher H. Atayan (“Mr. Atayan”) (each a “Reporting Person” and collectively, the “Reporting Persons”). The principal occupation for Mr. Petersen is that of Chairman, member and manager of Draupnir. The principal occupation for Mr. Hobbs is that of CEO, member and manager of Draupnir. The principal occupation for Mr. Atayan is that of executive consultant to Draupnir and Vice Chairman of AMCON. The business address and the address where the principal occupation of Messrs. Petersen, Hobbs and Atayan is conducted is 515 North State Street, Suite 2650, Chicago, IL 60610. Messrs. Petersen, Hobbs and Atayan are citizens of the United States of America. The principal occupation for Mr. Wright is that of Chairman of the Board of AMCON. The business addresses and the addresses where the principal occupation of Mr. Wright is conducted is AMCON Distributing Company, 7405 Irvington Road, Omaha, NE 68122 and 515 North State Street, Suite 2650, Chicago, IL 60610. Mr. Wright is a citizen of the United States of America.
The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of Draupnir, DCL and Lifeboat are set forth on Schedule I hereto and incorporated herein by reference.

[1] Prior to this Statement, Mr. Wright filed individually and separately a Form 13D with respect to his holdings in AMCON. Mr. Hobbs and Mr. Pestotnik each filed separately on Form 13G with respect to their holdings in AMCON.

During the last five years, none of the Reporting Persons or the persons listed on Schedule I has either: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Subsequent to the acquisition of Series C Convertible Preferred Stock on March 7, 2006, at a price of $25.00 per share, pursuant to a Stock Purchase Agreement, dated as of March 3, 2006, by and between DCL and AMCON (the “Agreement”), each of the Reporting Persons agreed to join together with respect to certain management and investment decisions in connection with AMCON, as more fully described in Item 4 below. No additional consideration was exchanged in connection with the formation of the Group by the Reporting Persons.
Item 4. Purpose of Transaction.
Each of the Reporting Persons have acquired and continue to hold the shares reported herein for investment purposes; provided, however, that Messrs. Petersen, Wright, Hobbs and Atayan will also be engaged in the management of AMCON pursuant to their roles as directors and/or officers of AMCON. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions and may act as a group in connection with such transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions and may act as a group in connection with such transactions. The Group formed in connection with this Statement collectively is deemed to beneficially own 405,173 shares of the Common Stock, which assumes full conversion of all presently exercisable options and convertible shares held by the Reporting Persons, and collectively controls 53.3% of the Common Stock of AMCON.2
Mr. Petersen is currently a member of the Board of Directors of AMCON and Mr. Wright is currently the Chairman and Chief Executive Officer of AMCON. As more fully described in the Agreement: (i) Mr. Hobbs, Chief Executive Officer, member and manager of Draupnir, became a member of the Board of Directors of AMCON on March 29, 2006; (ii) Mr. Atayan, an executive consultant to Draupnir and member of the Board of Directors of AMCON, has been appointed as Vice Chairman of AMCON; (iii) AMCON has created an “Office of the Chairman” to which AMCON’s senior management will report; (iv) the Office of the Chairman is comprised of the Chairman (Mr. Wright), the Vice Chairman (Mr. Atayan) and the Chief Financial Officer; (v) DCL has the authority to designate the Chief Financial Officer; (vi) the Office of the Chairman will be located at the offices of Draupnir in Chicago, Illinois; (vii) DCL will provide management services to Hawaiian Natural Water Co., Inc., a subsidiary of AMCON, on terms and conditions to be agreed upon at a later time, and (viii) AMCON will establish a

[2] The percentage reported by the Group is based on 768,953 shares of Common Stock of the Company, which assumes 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of all convertible preferred stock and presently exercisable options held by all of the Reporting Persons.

holding company structure whereby AMCON will be operated as a holding company overseeing its operating subsidiaries. As mentioned above, Messrs. Petersen, Wright, Hobbs and Atayan will be engaged in the management of AMCON pursuant to their roles as directors and/or officers. In connection with all of the foregoing, the Reporting Persons will have a certain degree of control over the management and policies of AMCON and may, from time to time, as a Group or individually, initiate, consider and vote upon plans or proposals relating to those events described below in clauses (a) — (j) of this Item 4. Notwithstanding the terms of the Agreement, nothing in the Agreement will give any Reporting Person the ability to limit the discretion of the Board of Directors of AMCON to elect or remove officers (or their successors), to amend the bylaws of AMCON or to otherwise manage the business and affairs of AMCON.
As a result of certain provisions set forth in the Agreement and the informal agreement between each of the Reporting Persons to cooperate with one another regarding certain decisions (investment, management or otherwise) in connection with AMCON, the Reporting Persons have formed the Group. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, except as set forth in Item 5 below. The Group collectively is deemed to beneficially own 405,173 shares of the Common Stock, which assumes full conversion of all presently exercisable options and convertible shares held by the Reporting Person, and collectively controls 53.3% of the Common Stock of AMCON.3
Each of the Reporting Persons reserves the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so, and may act as a Group in connection therewith. In addition, Messrs. Petersen, Atayan, Hobbs and Wright may also may acquire options or shares of the Common Stock in their capacities as directors and/or officers of AMCON.
Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of AMCON, or the disposition of securities of AMCON;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of AMCON or any of its subsidiaries;
(d)	Any change in the present board of directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of AMCON;
(f)	Any other material change in AMCON’s business or corporate structure;

[3] The percentage reported by the Group is based on 768,953 shares of Common Stock of the Company, which assumes 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of all convertible preferred stock and presently exercisable options held by all of the Reporting Persons.

(g)	Changes in AMCON’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMCON by any person;
(h)	Causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of AMCON becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	Except as set forth below, the filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement other than as set forth in Item 5 below.
DCL is deemed the beneficial owner of 146,842 shares of Common Stock, or 21.8% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of all DCL Series C Convertible Stock), as a result of its ownership of 80,000 shares of Series C Convertible Stock, which are convertible into shares of Common Stock at a price of $13.62 per share at the option of the holder.
Draupnir is deemed the beneficial owner of 196,330 shares of Common Stock, or 27.1% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of all DCL Series C Convertible Stock and Draupnir Series A Convertible Stock), 146,842 of which result from being the sole member of DCL and 49,488 of which result from its separate ownership of 60,000 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a price of $30.31 per share at the option of the holder.
Lifeboat is the beneficial owner of 37,849 shares of Common Stock, or 7.2% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005).
Timothy R. Pestotnik (“Mr. Pestotnik”), a member of the Board of Directors of AMCON and a member of the Board of Directors of Lifeboat, is the beneficial owner of 2,200 shares of Common Stock, or 0.4% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005 and full exercise of options held by Mr. Pestotnik for the purchase of 1,284 shares of Common Stock), which includes options to purchase 1,284 shares of common stock at an average exercise price of $40.33 per share which may be exercised currently.4
Mr. Petersen, a member of the Board of Directors of AMCON and a member and managing director of Draupnir, is deemed the beneficial owner of 211,978 shares of Common Stock, or 29.2% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005, full conversion of all DCL Series C

[4]	Information obtained from Amendment No. 1 to Definitive Proxy Statement of AMCON, as filed with the SEC on February 4, 2005.

Convertible Stock and Draupnir Series A Convertible Stock and exercise of all options deemed held by Mr. Petersen and full exercise of options held by Mr. Petersen for the purchase of 3,118 shares of Common Stock), 146,842 of which are held by DCL, 49,488 of which are held by Draupnir, options to purchase 3,118 shares of Common Stock at an average exercise price of $25.83 per share which may be exercised currently, 2,240 of which are held by the 2003 Allen D. Petersen Irrevocable Trust, for which Mr. Petersen is the sole trustee, and 10,291 shares of Common Stock held by AMCON Corporation, over which Mr. Petersen shares beneficial ownership with Mr. Wright.
The Petersen Trust is the beneficial owner of 2,240 shares of Common Stock, or 0.4% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005).
Mr. Wright, the Chairman and Chief Executive Officer of AMCON, is deemed the beneficial owner of 165,454 shares of Common Stock, or 29.5% of the Common Stock (assuming 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of the Series A Convertible Preferred Stock), which includes 32,992 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned by Mr. Wright and 10,291 shares of Common Stock held by AMCON Corporation, over which Mr. Wright shares beneficial ownership with Mr. Petersen.
Mr. Hobbs, who became a member of the Board of Directors of AMCON on March 29, 2006, is currently the Chief Executive Officer, member and managing director of Draupnir, is the beneficial owner of 128 shares of Common Stock, or <0.1% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005).
Mr. Atayan, a member of the Board of Directors of AMCON and an executive consultant to Draupnir, is the beneficial owner of 55 shares of Common Stock, or <0.1% of the Common Stock (assuming 527,062 shares of Common Stock outstanding as of January 17, 2005), which includes shares of convertible preferred stock which can be converted at any time into 55 shares of Common Stock at the option of the holder.5
To the knowledge of the Reporting Persons, except as set forth above, no other person listed on Schedule I is a beneficial owner of any other shares of Common Stock.
(b)	DCL is deemed to have sole voting and dispositive power over 146,842 shares of Common Stock, as a result of its ownership of 80,000 shares of Series C Convertible Stock, which are convertible into shares of Common Stock at a price of $13.62 per share at the holder’s option. DCL does not have shared voting or dispositive power over any other shares of Common Stock.
Draupnir is deemed to have sole voting and dispositive power over 196,330 shares of Common Stock, 146,842 of which result from being the sole member of DCL and 49,488 of which result from its separate ownership of 60,000 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a price of

[5]	Information obtained from Amendment No. 1 to Definitive Proxy Statement of AMCON, as filed with the SEC on February 4, 2005.

$30.31 per share at the holder’s option. Draupnir does not have shared voting or dispositive power over any other shares of Common Stock.
Lifeboat has sole voting and dispositive power over 37,849 shares of Common Stock. Lifeboat does not have shared voting or dispositive power over any other shares of Common Stock. Lifeboat’s Board of Directors is currently composed of Mr. Petersen, Mr. Hobbs and Mr. Pestotnik.
Mr. Pestotnik is deemed to have sole voting and dispositive power over 2,200 shares of Common Stock. Mr. Pestotnik does not have shared voting or dispositive power over any other shares of Common Stock. Mr. Pestotnik is also a member of the Board of Directors of Lifeboat, but does not individually possess voting or dispositive power over any shares held by Lifeboat.
Mr. Petersen is deemed to have sole voting and dispositive power over 201,687 shares of Common Stock, 146,842 of which are held by DCL, 49,488 of which are held by Draupnir and 2,240 of which are held by the 2003 Allen D. Petersen Irrevocable Trust.6 Mr. Petersen shares voting and dispositive power over 10,291 shares of Common Stock, held by AMCON Corporation, with Mr. Wright. Mr. Petersen is also a member of the Board of Directors of Lifeboat, but does not individually possess voting or dispositive power over any shares held by Lifeboat.
The 2003 Allen D. Petersen Irrevocable Trust has sole voting and dispositive power over 2,240 shares of Common Stock. The 2003 Allen D. Petersen Irrevocable Trust does not have shared voting or dispositive power over any other shares of Common Stock.
Mr. Wright is deemed to have sole voting and dispositive power over 155,163 shares of Common Stock. Mr. Wright shares voting and dispositive power over 10,291 shares of Common Stock, held by AMCON Corporation, with Mr. Petersen.
Mr. Hobbs is deemed have sole voting and dispositive power over 128 shares of Common Stock. Mr. Hobbs does not have shared voting or dispositive power over any other shares of Common Stock. Mr. Hobbs is also a member of the Board of Directors of Lifeboat, but does not individually possess voting or dispositive power over any shares held by Lifeboat.
Mr. Atayan is deemed to have sole voting and dispositive power over 55 shares of Common Stock. Mr. Atayan does not have shared voting or dispositive power over any other shares of Common Stock.
To the knowledge of the Reporting Persons, except as set forth above, no other person listed on Schedule I has sole or shared voting or dispositive power with respect to any other shares of Common Stock.
(c)	Except for the transaction effected by the Agreement and described in Item 3 above, there have been no other transactions in the securities of AMCON effected by any Reporting Person in the last 60 days.

[6]	As the controlling member of Draupnir, Mr. Petersen has the sole power to vote and direct the disposition of all 196,330 shares of Common Stock deemed held by Draupnir and DCL upon conversion.

(d)	No person, other than the Reporting Persons, has the right to receive, or the power to direct the receipt of, dividends from and proceeds from the sale of such shares.
(e)	Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the transactions effected by the Agreement, DCL is entitled to nominate one director for so long as it (together with its affiliates) holds 5% or more of the outstanding shares of the Common Stock, assuming conversion of all shares of preferred stock. Mr. Hobbs was elected as such director on March 29, 2006. Additionally, pursuant to the Agreement, the Company is obligated to continue to nominate Messrs. Petersen and Atayan to the Board of Directors. As the holder of the majority voting interest in Draupnir, Mr. Petersen has the sole power to vote and/or dispose of all shares held by Draupnir or DCL. As the sole trustee of the 2003 Irrevocable Allen D. Petersen Trust, Mr. Petersen has the sole power to vote and/or dispose of all shares held by the trust. In addition, each of the Reporting Persons have entered into an informal agreement with one another to cooperate as a Group regarding the management and direction of the Company.
Except for the agreements described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of AMCON, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
Exhibit 1 Securities Purchase Agreement, dated as of March 3, 2006, by and between AMCON Distributing Company and Draupnir Capital, LLC*
Exhibit 2 Securities Purchase Agreement dated June 17, 2004 between AMCON Distributing Company, William F. Wright and Draupnir, LLC**

*	Incorporated by reference from Exhibit 1 to the Form 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 10, 2006.

**	Incorporated by reference from Exhibit 4.3 to the Form 10-Q filed by AMCON Distributing Company with the Securities and Exchange Commission on Aug. 9, 2004.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: March 30, 2006

DRAUPNIR CAPITAL, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

DRAUPNIR, LLC
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs
Chief Executive Officer

THE LIFEBOAT FOUNDATION
By:	/s/ Allen D. Petersen
Allen D. Petersen
Director

THE 2003 ALLEN D. PETERSEN IRREVOCABLE TRUST
By:	/s/ Allen D. Petersen
Allen D. Petersen
Trustee

ALLEN D. PETERSEN
/s/ Allen D. Petersen

WILLIAM F. WRIGHT
/s/ William F. Wright

JEREMY W. HOBBS
/s/ Jeremy W. Hobbs

CHRISTOPHER H. ATAYAN
/s/ Christopher H. Atayan

SCHEDULE I
Executive Officers and Directors of Draupnir Capital, LLC:

Business Address & Address of Principal Place of
Name	Employment	Principal Occupation	Citizenship

Draupnir, LLC
Allen D. Petersen	515 North State Street, Suite 2650 Chicago, IL 60610	Chairman	USA

	Draupnir, LLC	Chief Executive
Jeremy W. Hobbs	515 North State Street, Suite 2650 Chicago, IL 60610	Officer	USA

Executive Officers and Directors of Draupnir, LLC:

Business Address & Address of Principal Place of
Name	Employment	Principal Occupation	Citizenship

Draupnir, LLC 515 North State Street, Suite 2650
Allen D. Petersen	Chicago, IL 60610	Chairman	USA

	Draupnir, LLC 515 North State Street, Suite 2650	Chief Executive
Jeremy W. Hobbs	Chicago, IL 60610	Officer	USA

	Draupnir, LLC 515 North State Street, Suite 2650	Executive Consultant -Finance, Strategy & Investments; Vice Chairman of
Christopher H. Atayan	Chicago, IL 60610	AMCON	USA

Executive Officers and Directors of The Lifeboat Foundation:

Business Address & Address of Principal Place of
Name	Employment	Principal Occupation	Citizenship

Draupnir, LLC
Allen D. Petersen	515 North State Street, Suite 2650 Chicago, IL 60610	Chairman	USA

	Draupnir, LLC	Chief Executive
Jeremy W. Hobbs	515 North State Street, Suite 2650 Chicago, IL 60610	Officer	USA

Luce, Forward, Hamilton & Scripps LLP 600 West Broadway, Suite 2600
Timothy R. Pestotnik	San Diego, CA 92101-3372	Attorney	USA

The Lifeboat Foundation
Grant Hiroshima	515 North State Street, Suite 2650 Chicago, IL 60610	Executive Director	USA